Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation, Inc.

Commission File Number for the Related Registration

Statement on Form S-4: File No. 333-133665

On July 20, 2006, Capital One Financial Corporation (“Capital One”) held a conference call to discuss the second-quarter 2006 earnings of Capital One. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone (631) 844-1004.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Mike Rowen

Capital One Financial Corp. - VP, IR

Gary Perlin

Capital One Financial Corp. - EVP and CFO

Richard Fairbank

Capital One Financial Corp. - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Bob Napoli

Piper Jaffray - Analyst

Brad Ball

Citigroup - Analyst

Joel Houck

Wachovia Securities - Analyst

David Hochstim

Bear, Stearns - Analyst

Richard Shane

Jefferies & Co. - Analyst

Chris Brendler

Stifel Nicolaus - Analyst

Ken Bruce

Merrill Lynch - Analyst

Barry Cohen

Merrill Lynch - Analyst

Jim Edelman

Analyst

Stephen Schulz

Keefe, Bruyette & Woods - Analyst

Eric Wasserstrom

UBS - Analyst

Ken Posner

Morgan Stanley - Analyst

Mike Vinciquerra

Raymond James - Analyst

Jed Gore

Sunova Capital - Analyst

David Chamberlain

PIMCO - Analyst

Scott Valentin

Friedman, Billings, Ramsey - Analyst

Bruce Harting

Lehman Brothers - Analyst

PRESENTATION

Operator

Welcome to the Capital One second-quarter 2006 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS).

I would now like to turn the call over to Mr. Mike Rowen, Vice President, Investor Relations. Sir, you may begin.

Mike Rowen - Capital One Financial Corp. - VP, IR

Thank you very much. Welcome, everyone, to Capital One’s second-quarter 2006 earnings conference call. As usual, we are webcasting live over the Internet. For those of you who would like to access the call on the Internet, please log on to Capital One’s website at www.capitalone.com and follow the links from there. In addition to the press release and financials, we have included a presentation summarizing our second-quarter 2006 results.

With me today is Mr. Richard Fairbank, Capital One’s Chairman and Chief Executive Officer, and Mr. Gary Perlin, Capital One’s Executive Vice President and Chief Financial Officer, who will walk you through this presentation. To access a copy of this presentation and press release, please go to Capital One’s website, click on Investors, then click on Quarterly Earnings Release.

Please note that this presentation may contain forward-looking statements. Information regarding Capital One’s financial performance and any forward-looking statements contained in today’s discussion and the materials speak only as of the particular date or dates indicated in the material.

Capital One does not undertake any obligation to update or revise any of this information, whether as a result of new information, future events or otherwise. Numerous factors could cause our actual results to differ materially from those described in forward-looking statements. For more information on these factors, please see the section titled Forward-Looking Information in the earnings release presentation accessible at the Capital One website and filed with the SEC.

Some additional information about the Capital One/North Fork transaction — in connection with the proposed merger of Capital One and North Fork Bancorporation, Capital One has filed with the SEC a registration statement that includes a joint proxy statement of Capital One and North Fork and that also constitutes a prospectus of Capital One.

Capital One and North Fork shareholders are urged to read the joint proxy statement prospectus. Further information about the proxy solicitation process and how to obtain a copy of the joint proxy statement prospectus is contained in the investor presentation located at the Capital One website and filed on Form 8-K with the SEC earlier today.

At this time, I will turn the call over to Mr. Gary Perlin, Capital One’s Executive Vice President and Chief Financial Officer, for his remarks. Gary?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Thanks, Mike, and good afternoon to everyone. Capital One continued to deliver fundamentally solid performance in the second quarter of 2006. We earned net income after tax of $553 million, a 4% increase over the second quarter of 2005.

Earnings per share of $1.78 were down 12% from the year-ago quarter. Contributing to the decline was the increased share count resulting from issuance related to the redemption of mandatory convertible securities in May of 2005 and the acquisition of Hibernia.

Earnings were also down from the unusually strong first quarter of this year, driven by several factors. First, revenue margin was compressed, driven largely by our US Card business. The compression was primarily caused by a reduction in past-due and over-limit fees, which were lower largely as a result of the remarkably strong credit environment we are experiencing in the U.S.

Second, like other unsecured lenders in the UK, our credit performance there continued to suffer. As a result, we have built incremental reserves of $43 million and have written down the IO strip for our UK securitizations by $36 million. Taken together, these UK-related actions impact our second-quarter EPS by about $0.16.

Finally, we saw elevated operating expense in the quarter, principally as a result of the investments we’re making in infrastructure.

Offsetting these factors were the favorable U.S. credit environment and solid quarterly organic loan growth. As a result, while quarterly EPS and margins declined sequentially and year over year, they remain at healthy levels.

As you will hear from Rich in a few moments, our business segments continue to post strong results in terms of loan growth and profitability. Taking into account our earnings to date, we are reaffirming guidance of 7 to 9% loan growth, continued stability in ROA, and EPS for 2006 in the range of $7.40 to $7.80, including the expected impact of an early fourth-quarter close of the North Fork acquisition.

However, I do want to point out that market conditions on the day of close and the resultant impact on purchase accounting adjustments, in addition to the timing of the close, create significant uncertainty about the impact that North Fork will have on our fourth-quarter results. While we are reaffirming guidance based on current market conditions, these factors do introduce greater uncertainty to our expected EPS range than we would normally experience.

Now, let us turn to slide number 4, and I will cover a few highlights of our second-quarter income statement. First, while revenue grew 12% versus the year-ago quarter, revenue margin was down 188 basis points over the year. The majority of the decline was a result of incorporating the former Hibernia Bank in our results.

In comparison to the legacy Capital One, Hibernia Bank, by its very nature, was a lower-margin business with a higher ratio of operating expenses to assets. Additionally, compared with the first quarter of this year, revenue margin in the second quarter declined in US Card. This decline was largely a result of a reduction in past-due and over-limit fees associated with the favorable credit environment.

Second, financial results in the UK, driven by consumer credit pressures, significantly affected the second quarter’s performance. Non-interest income was impacted by the writedown of $36 million to the UK IO strip. Additionally, we built incremental reserves of $43 million related to our UK portfolio. We believe these actions adequately reflect the weakness and uncertainty in the UK consumer credit environment.

Finally, operations expense increased over the prior quarter. As planned, the growth in operating expense included both expenses related to the ongoing conversion of our cardholder system to the TSYS platform and expenses related to the conversion of our core installment loan system, which was successfully completed in the second quarter.

Excluding North Fork, we expect operating expense to increase approximately $200 million in the second half of 2006 compared to the first half of the year as we continue the TSYS conversion and make other infrastructure investments, including the opening of new bank branches.

Now, let’s turn to slide 5. Credit was a key story again this quarter. Both charge-off and delinquency metrics continue to mirror the industry-wide positive credit environment in the U.S., which reflects, in part, the continuing effect of the bankruptcy filing spike in October of last year. Credit pressures in the UK have partially offset this favorable U.S. credit performance.

Capital One’s overall quarterly charge-off rate remains low at 2.75% in the second quarter, while the managed delinquency rate showed a modest increase to 3.05% from 2.92% in the prior quarter. We continue to expect charge-offs to return to more normal levels later in the year, but this process is occurring more slowly than we had originally anticipated.

Turning to page 6, let me review how credit, along with considerable loan growth, has affected provision expense in the quarter. After an allowance release in the previous and year-ago quarters, we built allowance by $90 million in the second quarter. While $37 million of this build relates to expected future losses in the UK, the balance results from strong reported loan growth of $2.5 billion in the quarter.

With charge-offs, the other component of provision, remaining well below year-ago levels, overall credit expense remains relatively modest despite substantial loan growth. With respect to the finance charge and fee suppression amount, seasonality and the deterioration of credit in the UK drove a quarterly increase in the amount of finance charges and fees billed but not recognized.

With that, let me turn it over to Rich to talk about our businesses. Rich?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

Thanks, Gary. I will start with US Card on slide 7. Net income for the quarter was $422 million, down 11 million or 2.5% from the second quarter of 2005. The key themes for US Card this quarter are continued strong credit, revenue margin seasonality and solid loan growth. Charge-offs rose modestly from last quarter’s record low, but the quarterly charge-off rate of 3.3% remains at historically strong levels.

Some of this rise is to due to normal seasonality and some is likely due to the beginning of charge-off normalization that Gary just discussed. Delinquencies improved 30 basis points from the year-ago quarter and are relatively flat sequentially.

Revenue margin fell on both a sequential and a year-over-year basis. The year-over-year decline was largely due to lower past-due and over-limit fees associated with favorable credit performance. The sequential quarter decline is largely driven by revenue seasonality. In the second quarter, normal seasonal patterns resulted in lower past-due and over-limit fees, as well as higher revenues suppression, both of which put downward pressure on revenue margins.

Loans grew $2.3 billion or 5% versus the year-ago quarter and $1.6 billion or 3% sequentially. This growth reflects strong performance across the credit spectrum, continuing product innovation and lower attrition rates across our portfolio.

The competitive landscape remained intense in the second quarter. Overall mail volumes were at historically high levels and remained heavily concentrated in 0% balance transfer teaser offers that last for more than a year. The prime revolver segment is still dominated by these offers.

We have been avoiding selected segments like the prime revolver segment for many quarters now while our competitors’ pricing strategies appears to rely heavily on extremely low upfront pricing combined with extensive penalty repricing for profitability. We believe that those strategies compromise long-term returns and customer loyalty, and we’re continuing to avoid them. We have been studying the prime segment, and we believe that we have found ways to win in that segment that aren’t dependent on prevailing industry pricing tactics.

In the second quarter, we began to roll out our new prime strategies, which we expect to deliver profitable growth while enhancing our customer franchise.

Finally, purchase volumes are up 16% over the same time period last year, reflecting our continued focus on rewards cards and transactions. In a highly concentrated and competitive market, we are pursuing a strategy that focuses on long-term profitability and growth in targeted segments. Our US Card business continued to deliver on that strategy in the quarter and is well positioned for continued success going forward.

Turning to slide 8, I will discuss our Global Financial Services, or GFS, segment. For context, remember that GFS includes several distinct businesses in multiple geographies, including a portfolio of smaller development-stage businesses. Domestically, GFS primarily includes small business, installment lending, home loans and point-of-sale health care finance. Internationally, GFS includes our UK and Canadian credit card and consumer lending business.

Net income in the quarter increased $24 million versus the year-ago quarter, but declined $62 million from the record profits of the first quarter of 2006. GFS loans grew $3.9 billion or 18% since the second quarter of 2005 and $2.2 billion or 9% over the prior quarter.

Excluding foreign exchange, nearly all of our growth came from our businesses in North America, led by robust growth of installment loans, while business in Canadian credit cards generated solid growth in loans and profits, and home loans had another record quarter of origination growth and profitability.

Charge-offs rose 27 basis points from the first quarter, while delinquencies improved by 8 basis points. GFS benefited somewhat from the bankruptcy pull-forward effect, but the relative magnitude was much less than for other segments due to the differing mix and geography of the GFS business. Despite credit pressures in the UK, the strong credit environment in our U.S. and Canadian businesses kept GFS risk metrics stable.

Revenue margin also fell in GFS on both a sequential-quarter and a year-over-year basis. The decline is due to strong growth in our lower-margin, lower-loss installment loan, as well as the seasonality of fees. We have also seen record growth in origination businesses like home loans and point-of-sale health care finance. These origination businesses don’t generate much loan growth or finance charge income, but they do add to the bottom line through non-interest income, and therefore offset some of the revenue margin decline from the GFS lending business.

Unfortunately, the challenges we have been facing in the UK continue, and in fact, worsened in the quarter. As a result, we added $43 million to reserves, which hit GFS net income in the quarter. Given the myriad pressures in the UK, it is likely to take us some time to work through all of these challenges and get our business back on track from a growth and profitability standpoint.

Despite the pressures in the UK, we’re still expecting GFS to deliver strong profit growth in 2006, which is a testament to the great performance of our GFS businesses in North America and to the significant diversification within the GFS portfolio.

On slide 9, you will see the quarterly performance for our Auto Finance segment. Auto Finance profits in the quarter were $95 million, roughly flat to the year-ago quarter. Strong loan growth in credit drove net income. Managed loans are up $710 million from the first quarter, driven by $3.1 billion in originations volume. Loans are also up more than $6 billion from the year-ago quarter, largely due to strong originations, as well as the inclusion of Hibernia’s auto loan portfolio last quarter.

Charge-offs improved from the second quarter of 2005 and also improved sequentially. Several factors drove the improvement. Strong prime originations and the addition of Hibernia’s prime portfolio have shifted our portfolio mix up-market, and the underlying credit environment has also been favorable. We have also benefited from normal seasonal improvement in the quarter.

Delinquencies rose year over year and sequentially. The year-over-year increase reflects the seasoning of the usually strong origination volumes we experienced a year ago. The sequential increase reflects expected seasonal patterns.

Revenue margin declined year over year due to the inclusion of the Hibernia auto loan portfolio. Revenue margin was up from the prior quarter due principally to $15 million in one-time performance bonuses we recognized in the quarter from auto loans that were sold a few years ago. Our auto finance business posted a very solid quarter and continues to gain momentum and scale. As a result, we’re well positioned to grow auto loans and profits for many years to come.

Turning to slide 10, I will discuss our Banking segment results. Remember that this segment is not the same as Hibernia’s legacy business in a number of ways. It excludes Hibernia-originated auto loans and the legacy Hibernia securities portfolio. It includes Capital One’s branchless deposit business, as well as all integration costs and CDI amortization.

We delivered $43 million in profits in the second quarter, in line with our first-quarter results. Deposits were effectively flat in the quarter, declining by $114 million or 0.3% to $35.3 billion. Customers have deposited roughly $4.5 billion in the bank since the Gulf Coast hurricanes.

We have said before that we expect a significant portion of these deposits to be redeployed into rebuilding and recovery efforts. It appears that this reinvestment of deposits began in the second quarter. Deposits continue to grow in Texas and parts of Louisiana, but not enough to offset the deposit attrition in the areas most impacted by the Gulf Coast hurricanes.

Additionally, we see a deposit mix shift as a result of higher interest rates. As you would expect, customers are moving excess cash from transaction accounts into higher-yielding time deposits and money-market accounts.

Recently, Congress authorized several billion dollars of additional aid to assist in the housing recovery following the Gulf Coast hurricanes. Initial distributions of this aid should begin within the next few months. As these payouts occur and are circulated through the local economies we serve, we may see a second small wave of deposit growth. We may also see customers use that aid to pay down existing debts such as mortgages before reinvesting those funds in recovery and rebuilding efforts.

As expected, overall loan growth was essentially flat in the second quarter. Loan balances in the areas most impacted by the hurricanes have been declining, while loan balances continue to grow in parts of Louisiana and in Texas. Any significant changes to these trends for the remainder of the year will likely hinge on the recovery trajectory and any associated loan demand in these areas most impacted by last year’s hurricanes.

The Texas de novo branches continue to post strong loan and deposit growth, and we opened seven new branches in the quarter. We remain on track to open 40 new branches in 2006.

Credit metrics remain modestly elevated in the post-hurricane environment. Our charge-off rate was up 7 basis points to 0.45%. Delinquencies improved 37 basis points to 0.38%. Credit is holding up well in the Banking segment, but we expect some volatility in the short term as a result of hurricane impacts, and we continue to manage credit very closely.

Integration is proceeding smoothly. And as we said last quarter, both costs and synergies continue to track a bit above our original estimates. We hit several integration milestones in the quarter, including the successful conversion of the branches to the Capital One brand. 48 out of 97 integration workstreams are now complete, and we are on track to complete all the integration projects in early 2007 as planned.

Thanks to the resilience of the Hibernia franchise and strength of our combined capabilities and resources, our Banking segment delivered strong results and made significant progress on integration in the second quarter.

I will conclude tonight on slide 12 with some remarks about our planned acquisition of North Fork, which is scheduled to be voted on by Capital One and North Fork shareholders on August 22. As you know, John Kanas, North Fork’s CEO, will be leading Capital One’s banking and integration activities after the acquisition. John has already been digging deeply into integration planning and is poised to hit the ground running once the transaction closes. We are still targeting the close in the fourth quarter of 2006, and we expect the transaction will be accretive to operating EPS in 2008.

As we discussed when we announced the transaction, North Fork delivers on our long-standing strategic agenda of acquiring and leveraging growth platforms and balancing our Company. North Fork brings several compelling and proven growth platforms in local scale banking. They have demonstrated an ability to grow deposits through same-store sales improvement and de novo branching. They have built a unique approach to local-scale small business and commercial banking. They lead with deposits to create lasting and profitable customer relationships in these economically attractive customer segments. And of course, they bring one of the leading mortgage businesses in the country.

The combined Capital One and North Fork will have multiple growth platforms and multiple ways to win in banking, including several proven business models in attractive local-scale banking markets. We will have a winning portfolio of national-scale lending businesses and we will be able to leverage Capital One’s legacy strengths to enhance the banking models in our current Banking segment and the North Fork franchise.

In addition to bringing great growth platforms and management to Capital One, North Fork creates significant shareholder value in that it balances our Company by diversifying our assets, liabilities and earnings and by lowering our overall risk profile and capital requirements.

This quarter’s results demonstrate Capital One’s continuing ability to deliver on our strategy. We’re well positioned for continuing success in each of our businesses, and we are confident that the acquisition of North Fork will further enhance our ability to deliver enduring shareholder value.

With that, let’s turn to your questions. Mike?

Mike Rowen - Capital One Financial Corp. - VP, IR

Thank you, Rich. We will now start the Q&A session. If you have any follow-up questions after the Q&A session, the Investor Relations staff will be available after the call. As a courtesy to other investors and analysts who may wish to ask a question, please limit yourself to only one follow-up question. Please start the Q&A session.

QUESTION AND ANSWER

Operator

Bob Napoli, Piper Jaffray.

Bob Napoli - Piper Jaffray - Analyst

My first question, and then the follow-up, I guess, is on the UK. Rich, I was wondering — hoping you could give me some color on the portfolio size there, the trends and what kind of additional noise you expect out of that business in future periods.

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Okay, Bob. Well, it is an $8 billion portfolio. And I think all of us have watched with great interest and certainly concern at the steady rise of delinquencies and charge-offs in that business. Of course, I think we saw indications early on that Capital One seems to be ahead of the competitors in that trend, ahead in terms of an earlier rise. I think we have now seen most of the — pretty much all of the competitor portfolios move in a very similar way and moving with a similar kind of magnitude.

So in trying to get to the bottom of that, we have really tried to understand why a credit card business and an industry like that in the middle of a pretty strong economy could move with these kind of magnitude. And we, by the way, challenged our business leaders to understand how the lessons in the UK apply to each of their businesses in the United States as well.

So let me share some of our thinking. As we look at the UK, we have become more convinced that high debt burdens and rising rates, which are usually what people are pointing to, that they are only part of the reason for the rise in credit loss. We have been puzzled that credit would degrade as much in such a healthy economy. But I think we want to point to two additional factors that we have been studying.

First is rising tax burdens. In the UK, direct taxes and personal pension payments have risen 6 percentage points of income in the last two or three years. We think that may be putting at least some of the pressure on consumers, and maybe as much as rising rates and high debt. By the way, we don’t see a similar phenomenon in the U.S.

Second, and I think a really increasingly, in our view, important diagnostic here, is a shift in consumer psychology. If you think back to the mid-’90s in the U.S., you probably recall, Bob — I know you were there — the credit card charge-offs rose by almost a factor of two during a time when the economy was quite healthy.

There were several reasons for this change. A slowdown in credit card growth happened in the industry, and also a democratization of credit. Those are certainly two of the most commonly cited reasons. But to fully explain what happened, I think we also have to recognize the effect — the change in consumer attitudes and an increased willingness of consumers simply not to pay their debt.

And this is sort of the phenomenon or the reduction in social stigma. And this can be driven by the increased availability of credit, increase in subprime lending that certainly occurred there and occurred in the UK as well, and the increased marketing of bankruptcies.

So all of this happened in the mid-’90s in the U.S., and all of it is happening, significantly, in the UK. In fact, in the UK, there has been a stunning rise in installment fees, which are basically the equivalent of bankruptcies here in the UK. And this rise is not dissimilar from the rise that we saw in the U.S.

So I think the good news about consumer psychology, at least for the U.S. businesses, is that we think the UK is probably catching up to the U.S. And if that is the case, the UK is probably unlikely to foreshadow a similar problem in the U.S. So I think increasingly we feel in many ways the phenomenon that is happening there, Bob, is a parallel to what happened over maybe a more gradual period in the United States.

Bob Napoli - Piper Jaffray - Analyst

Thank you for that. My follow-up question is just on the US Card — the non-interest income line is down 5% year over year, and I just was — with spending up 16% with the effects of the interchange, I would expect to have seen maybe a better trend in that line. I was wondering what am I missing on the non-interest income line in the US Card business? Because the late fees and over-limit fees show up in margin.

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Thanks, Bob. It is Gary. Just as a reminder for everybody, because not all issuers have the exact same practices when it comes to accounting, for Capital One, late fees show up in net interest income. Over-limit fees show up in non-interest income. And in fact, the single biggest driver — there are many of the drivers, and I am sure afterwards you will catch up with us and we can go through some of them — but for everybody’s information, the single biggest driver would in fact be the better credit driving the reduction in the assessment of fees, as well as some of the similar effects on the amount of suppression.

Operator

Brad Ball, Citigroup.

Brad Ball - Citigroup - Analyst

You mention in the footnotes of the supplement a $20.8 million derivative loss related to certain exposures that you anticipate regarding the North Fork acquisition. I wonder if you could give some details around what that is.

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Sure, Brad. As we indicated in the 10-Q for the first quarter, it was subsequent to our first-quarter earnings call, in anticipating a fourth-quarter close of the North Fork acquisition, we looked ahead and realized there was some substantial amounts of potential market movements that could cause the mark-to-market of the North Fork balance sheet on the day of close to be so affected that it might materially affect our capital ratios as of that moment.

As a result, we decided that in order to protect the movement in those capital ratios from going below a level where we would no longer be comfortable, we put on a derivatives position to protect us against that kind of an extreme move. And we did so in the form of a derivative that allowed us to cap the expense, but did not necessarily cap the benefit that we would reap, should rates move up very substantially.

As we indicated, were rates not to go as high as anticipated they might in the hedge, we would cap our cost of the hedge at $50 million. And as you just indicated, something just over 20 million of that was recognized in the second quarter. A similar amount might be recognized in the next quarter, depending on where rates move.

Any effect of the hedge, any result of the hedge, will actually come into income — the mark-to-market on the derivative will come into income, but the offsetting impact will actually be seen in the mark-to-market of the portfolio as of time of close.

Brad Ball - Citigroup - Analyst

Okay, thanks. And just my follow-up — you talked about some of the details behind the decline in the revenue margin, some of which is seasonal, some of which is related to mix shift. The revenue margin has been coming down steadily for awhile now. And I just wonder if you have a plan to see that stabilize, and if in fact we will begin to see that improve perhaps after the North Fork deal?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Well, Brad, certainly when you take a look at the long history of where we have been moving over the last several years, we have identified that the revenue margin has been coming down largely as a deliberate move both to move up-market in some of our legacy businesses, as well as to diversify into businesses that have lower revenue margins, but significantly lower risks.

And when you take into account the lower risk, therefore the lower credit expense, you take into account some of the efficiencies in operating and marketing expenses - we find those extremely attractive assets, even though the revenue margin itself comes down.

So I think that what you have been seeing is something that is quite secular. And you have seen, as we have described, a particular impact year over year from the addition of Hibernia, whose revenue margin was significantly less than that of Capital One’s historically, as well as some of the seasonal factors that Rich mentioned in terms of lower fees and higher suppression amounts than we normally see in the second quarter.

Operator

Joel Houck, Wachovia Securities.

Joel Houck - Wachovia Securities - Analyst

You guys obviously are probably one of companies in the best position to comment on the consumer spectrum because you’ve got, obviously, lots of businesses. Is there one in the U.S., in particular — is there one segment that is stronger than the others? Is there one where you’re incrementally concerned about? Because if you look at the UK example, high debt burdens and rising rates, you kind of have that in some of the U.S., coupled with a weakening housing market. So I am wondering if that — your thoughts on that and how that impacts the strategy in terms of the mix of business going forward.

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Well, first of all, by far, the big thing we see with respect to the U.S. consumer is sort of an amazing performance on virtually every dimension associate with credit. So through a combination of read the newspaper and see all the kind of scary things out there that people point to of the U.S. consumer and then try to reconcile that with the spectacular credit performance that we see — by the way, across the credit spectrum and in every segment that we look at.

Now, while we are amazed and impressed at the performance of the U.S. consumer, what we of course do is try to be incredibly conservative. So we assume significant worsening happen every time we roll out something. We are very sensitive about the fact when we are looking into the rearview mirror of our rollouts, we’re looking into a rearview mirror of great credit performance. And we systematically adjust for that.

And for example, as an example, right now in the sort of in the post — during this period after the bankruptcy spike, we make sure not to get fooled by the real lull in terms of credit defaults in this period of time.

We have a lot of discussion and activity going on to look at the mortgage market. We’re very, very focused on learning from the UK. Part of my conversation, and you’ll hear continuing conversation of us to try to learn as we can as much from the UK, because I always say, look, we are the learning company. I don’t mind learning. It is the relearning that I want to make sure that we avoid.

I think that the more we look in the UK, the more we feel that actually interest-rate-related or sort of payment-related shocks associated with higher cost of variable-rate mortgages are probably a relatively lower contributor to the effect there, Joel. But also, we know that in the U.S., with a much lower, but not zero, certainly, but a much lower exposure to variable-rate mortgages, whatever effect there is in the UK is probably amplified relative to the U.S.

Nonetheless, we certainly look cautiously at the combination of high indebtedness, rising rates, energy prices and overall the flattening out of the housing. And we are in conversations even as we speak about whether we should crank up and add extra conservatism into the choices we make. Certainly that is always a dialogue we do. But, Joel, that is basically the world we see right now.

Joel Houck - Wachovia Securities - Analyst

And just a quick follow-up. In terms of the growth in US Card, it seems like things are obviously improving there. Is that just things are starting to work in terms of your internal testing? Or do you guys see some openings in terms of the competitive landscape?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

I think in some ways, we have been a little bit zigging while others have been zagging. And I think we may be getting the continuing benefit of that. And a lot of the competitors certainly very focused on 0% teaser rates and heavily — that we count on, very heavy re-pricing is the fundamental economics of that business. That tends to be targeted toward, almost by definition, tends to primarily attract very revolver-oriented customers.

Because we have been concerned about those products and the impact on building a franchise, we have been zagging while they are zigging and really, really building a rewards business that is supported by national television and so on, as well as — I mean, I don’t want to overstate this — it’s not the only thing we are doing, but it is certainly kind of the headline-leading thing that we are doing. And you have seen the impact in terms of growth of that business.

It is a funny thing — our continuing focus, I think, on making sure everything we are doing builds long-term franchise and not sort of short-term growth is I think showing up in terms of better attrition rates across our portfolio. So a striking thing is, while we are getting barraged by hard-to-resist offers with great headline rates and so on, we are finding our attrition rates, pretty much across our portfolio, are actually going down. And I think this is a manifestation of something that — the product is sort of years of trying to invest in things that endure.

The growth that you see is not primarily our re-entry into the prime business, because those rollouts happened at the tail end of the quarter and you’ll probably see a little bit more of that going forward. Again, I think we are — I just want to comment in favor a little bit on our re-entry into the prime revolver segment.

You know, we never exited that, of course. We pulled back in terms of rollouts and very aggressively tested within that. And I think it is pretty typical of Capital One. We explain to Wall Street what we’re doing. But meanwhile, we very actively test. And I think the fact that we have been able to find a series of products and segment plays in that market is testament to the growth opportunity we see, and also I think testament to how we look at a business and the discipline that we maintain in pursuing our growth.

Operator

David Hochstim, Bear, Stearns.

David Hochstim - Bear, Stearns - Analyst

I wonder if you could spend a little more time on the UK again and review for us what changes you made in management and staffing and collections that I think you talked about some months ago as being a way to improve the business, and maybe a little more about what went wrong more recently. And then, is there a chance that collections could improve and the impairment could be reversed on those IOs?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

Well, David, if you remember, when we first flagged an issue in the UK, we saw our own data worsening and others not, really, nearly as much. And of course, that created a particular sense of alarm on our end. And what we found was that we — little bit of a perfect storm in the collections area where some staff changes and some understaffing has led to, right at a time when what turned out, in retrospect, to be a pickup in industry credit challenges, we found ourselves sort of understaffed. And it’s not like you can just go out the next day and hire temps to go collect. I mean, this is something that you’ve got to staff up to.

We also, I think, have earlier recognition of various credit metrics that the competitors, as we’re discovering. So anyway, it started with a big blitz on our part on the operational side of the business.

And then we saw that it was a pretty much full-fledged industry effect. What we have done in addition to working very hard to diagnose the effect, from an industry point of view, is of course to do the pretty standard thing of the tightening of underwriting.

The fact that even though on a percentage basis, the parts of the business that were subprime have increased by — the charge-offs have increased by a lower percentage than actually in up-market, just to be extra safe, we have particularly dialed back anything on the lower end of the market. We are doing more — we’re not trying to grow the business. We are just more kind of holding its own in terms of growth.

On the account management side, a key action we’re doing, of course, is looking at repricing and are doing selective repricing. I think some competitors may go in and just do across-the-board repricing all over the place. We are trying very carefully to do it surgically, to do it in ways that don’t damage the franchise. And we’re doing it in the context of very extensive repricing by the competitors, which, if I were to guess, would probably lead to lower attrition than you would normally see in the context of repricing.

Are you talking about — will there be a change in the IO thing? Let me just say, before I turn it over to my expert, I just want to say, typically, I have found that a little bit like a fever — when these things break, they tend do — you tend to have the fever in a sense sort of breaks on a systematic basis. But we are taking the approach to, in fact, assume the worst and to assume this thing continues and that the trajectory continues longer than we would have expected.

Gary, do you want to just comment for a second?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Rich, exactly what you have said, which is the expectation underlying the current financial results is an extrapolation of the recent trends and assumes that they continue. And David, that would affect two areas, the first of which is the actual reserves in the UK. Again, we have added a $37 million provision, anticipating continuation of the kinds of degrading trends that we have seen. Obviously, if that expectation changes, we would reassess.

And then with respect to the IO strip for our UK securitization trust, although we expect the trust to continue to generate adequate excess spread, we have written the IO strip down to zero, based on the kinds of trends that we have seen. Obviously, that can only move one way if it moves.

David Hochstim - Bear, Stearns - Analyst

Could you just clarify the 200 million in incremental operating expense you’re expecting — how much of that is for branch openings and how much is TSIS and other infrastructure?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

It is a very — a relatively small amount, David, that would be for branch openings, especially given that some of that gets capitalized. But because it is a new kind of expense for Capital One, we thought important to mention it. But certainly something like 130 million of that 200 would be related to infrastructure investments, particularly with the ongoing conversion towards TSIS and a few other related projects.

Operator

Richard Shane, Jefferies & Co.

Richard Shane - Jefferies & Co. - Analyst

Gary, can you just put into some context — you have a fairly wide range here in terms of earnings estimates for the year. How much of that, either on a percentage basis or on a cent basis is driven by uncertainty around fundamentals, and how much of that is driven by uncertainty related to the transaction costs for North Fork?

And then as you answer that, can you help us understand what the factors that will drive the variance for the transaction costs will be and put that into some context?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Thanks, Rick. I certainly will. And let me just remind you that the range of guidance that we started the year with and where we still are today is not an unusual range for us. Again, a number of factors can affect things over the course of the year. So I would say that the range is quite comparable to that which we have had before.

With respect to North Fork, let me just remind you very quickly that at the time of the announcement of the transaction, we modeled it based on a December 31, ‘06, close, and therefore assumed it would have no impact on ‘06. At the time of our last call, as it became more possible that we could see a close during 2006, I gave you a high-level estimate that a couple of months of an earlier close could mean something like a $0.20 per share impact.

At this point, for reasons I will mention and give you some of the components you’re looking for, as of today, we believe that the impact of North Fork could easily, easily be double my previous high-level estimate of $0.20. Obviously, it could be more than that.

And let me just give you a sense of some of the areas of uncertainty with respect to the effect of the timing of the close and the purchase accounting with regard to that. So already, we have identified a couple of things — the impact of the hedge that I mentioned a little bit earlier that was not in our current estimate as of the time of our last call. It was an even subsequent to that. So that could mean something like $0.10, for example, if the full cost of $50 million is recognized and there is no mark-to-market gain on that derivative when it is closed out.

Secondly, for those of you who track very carefully, as I am sure you do, the various versions of our proxy statement until it became final and effective, the movement in the market with rates going higher is affecting the level of CDI, core deposit intangible, which needs to get amortized. That went from 800 million in the first estimate to about 1.4 billion in the second. That needs to get amortized. And with an earlier close, not only do we have the effect of a higher CDI, but also a longer period of time in 2006 to amortize it.

Third, let me just give you an example of the kinds of things that had we not looked to close as early as the beginning of the fourth quarter we might not have identified. But really digging down deep to see what impacts there might be, we may well have a situation, for example, with a significant amount of gain on sales that is represented by the mortgage business of North Fork.

Should we close at the very beginning of the fourth quarter, for example, all of the prospective gain on sale that would normally be recognized as earnings over the course of the quarter would actually be captured in our fair valuing of the balance sheet as of the day of close. So we would have the economic gain that was built into that pipeline. We simply wouldn’t be able to recognize that as income.

So you can see there are many moving pieces along the lines here of timing and purchase accounting. You will understand why it’s kind of hard to estimate with precession. It is why I give you a sense of dimensionality that it could easily be double the previous estimate of $0.20.

But at the end of the day, I think it is really important to remember that all the things that I have been discussing would change the optics in the fourth quarter or in whenever quarter we happen to close. None of them change the underlying economics. It is simply all accounting, how it impacts where we are at.

And as you know, it has been our practice, Rick, to try to capture all of the uncertainties in our guidance. And over the course of the year, we have three months more of information on our existing businesses. We have obviously a substantial amount of uncertainty about the accounting impact of North Fork. But we are confident that we can accommodate that additional variability from North Fork within the range, and that is what we hear from you that you would like to see, which is to try for us to capture all of that in a single range.

Operator

Chris Brendler, Stifel Nicolaus.

Chris Brendler - Stifel Nicolaus - Analyst

I just wondered if you could give us a little more color on the card business and the margin. It looks like you did see a lot of pressure on the top-line yield and you mentioned some seasonality in some fee income. But it doesn’t look like the sequential credit metrics changed that much in the card business. If anything, they actually saw higher delinquency rates.

I am a little bit — is there any possible way you could quantify what the late-fee effect was in the card top-line yield, which was down about 60 basis points sequentially? As well, you used to disclose introductory rate as a percentage of your balances. And if could give us an update — is that potentially having an effect, given the strong card growth this quarter?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Chris, let me try and capture as many of those questions as I can. When we are talking about a sequential Q1 ‘06 to the second quarter of ‘06, again, lower amounts of late fees showing up there, as well as over-the-limit fees because of the better credit that Rich described.

Let me just remind you of some of the seasonality you should expect to see. We see it year after year in the card business as you go from the first quarter into the second quarter. Two things tend to exacerbate that seasonality, the first of which is we tend to have lower fees overall, because of lower average delinquencies over the course of the quarter. Remember, it is during the quarter that people tend to get their tax refunds, are very prompt payers of their obligations, and that tends to lower the fees on average over the course of the quarter.

At the same time, we tend to suppress a higher proportion of the fees that we do assess. And again, in the area of seasonality, let me just remind you that in the first quarter, following the holiday ramp-up, we tend to collect an awful lot of fees in the first quarter. That causes our estimate of collectibility to go up in the first quarter. And in the second quarter, when we return to more normal levels, that tends to cause us to suppress a higher amount.

So you saw both of those things happening. In the US Card segment, the revenue margin decline over the quarter of 48 basis points is very largely a reflection of this. The year over year is certainly much more influenced by the continued improvement in the credit that we have seen. And so, again, let’s not try and read too much into the season impact on the sequential data.

Operator

Ken Bruce, Merrill Lynch.

Ken Bruce - Merrill Lynch - Analyst

Thank you, my questions have been answered.

Operator

Barry Cohen, Merrill Lynch.

Barry Cohen - Merrill Lynch - Analyst

Different portion of Merrill Lynch, but good evening. One is, you were discussing a little bit the impact associated with delinquencies and various other charges. Could you kind of put that in the context of maybe either a dollar or a risk-adjusted margin yield context so we could better understand the impacts of seasonality? That would be my first question.

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Barry, I think that is something we should probably work with you on afterwards because we will need to be creative in helping you look at the data in a way that would help me answer that question. I would rather not try and speculate on the answer right now.

Barry Cohen - Merrill Lynch - Analyst

And when you take a look at the $0.16 this quarter associated with the various provisionings and IO writedowns in the UK, as well as, by my calculations, something that looks like around $0.41 of incremental expense associated with infrastructure build and various other sundries in the second half, which was the 200 million you spoke of, how much of that do you believe will roll back to investors during ‘07?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Barry, I think we need to take a long-term view when we take a look at operating expenses and the efficiency that we continue to try to drive in our business. And you know that Capital One has been focused on improving operating efficiency now for years.

If you go back to even before my time, back 2001, you would see that operating expenses as a percentage of average loans -- of average assets -- average managed assets at Capital One were about 7%. That has come down steadily by a factor of about 50% over the course of the last several years. This has been the first quarter pickup that you have seen.

And I think what you should expect is that while long term, we are clearly moving to improve the operating efficiency of our businesses, from time to time you need to make sure that you are investing in your business, that we are able to both create efficiencies and also the platform on which to build innovation, which is really such an important driver of the long-term profitability of our business, that those investments from time to time need to be made. And obviously, we have called it out before. We just wanted to remind you at this point that it was coming.

In terms of where you will see the positive impact, I would caution you not to see it necessarily in 2007, simply because you will be seeing the remainder of integration expenses from Hibernia, and of course, the bulk of the North Fork integration expenses showing up in the operating expense line in 2007.

We will be continuing to break out for you the source of those expenses. So in terms of overall operating expenses, you won’t necessarily see a return to more normal levels in 2007. But you will be able to see that much of that is coming from integration. And hopefully, you’ll also be seeing some of the benefits in our existing businesses of the investments that we’re making in infrastructure at this point in time.

Operator

Jim Edelman.

Jim Edelman Analyst

Hibernia took a charge in the third quarter of ‘05 of $175 million, anticipating loans would go bad as a result of the storms. Can you update us on the status? How much of that has actually been charged off to date and what’s your thinking on it going forward?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Certainly, Jim. Let me start with the most important thing, which is that it appears to us that the charge that Hibernia took was adequate — again, a real testament to their ability to get their hands around their business during a very difficult time. And there is absolutely nothing that we have seen from then until now that would cause us to believe that that was anything other than an adequate charge.

Let me just also remind you, as I have to remind myself every once in a while, that the deterioration or improvement from that level, if it occurred, would impact goodwill and not impact our bottom line. But for now, what they took appears adequate to us. Obviously, if it didn’t, we would have changed it.

Up until now, I can only give you a ballpark estimate. And we will try and refine this more for you afterwards. But about 30 million of charge-offs in the Banking segment thus far that we would attribute to the special provision that Hibernia took. But again, as Rich mentioned, we expect to see some of those flowing through.

Remember, in the early months after the storm, a lot of those loans were put into suspension in terms of payments. And so we are going to see those roll through over an extended period of time. And we believe that we are adequately provided for that. And we certainly thank the folks in our Banking segment for having done such a good job of anticipating that.

Barry Cohen - Merrill Lynch - Analyst

Can you say about how long it will be before you will know whether that was adequate or not?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

I wish I could. It could be two years until we see it all the way flow through it, and by which time, again, if there are any adjustments that take place or any adjustments to our estimates that take place after November of this year under the accounting rules, if there are estimates that was underprovided, we would take that into income at the time. If they were overprovided we would take that into income at the time. If they were overprovided, we would take it over the life of the assets. But we will do a real good job, I can assure you, of re-estimating before the middle of November of this year, where we should have an even better handle on things to make sure we get that right.

Operator

Stephen Schulz, KBW.

Stephen Schulz - Keefe, Bruyette & Woods - Analyst

Two questions, one on the UK and then one on the TSIS conversion. On the UK, do the charges in the quarter incorporate and anticipate a change in your default charges which are associated with the Office of Fair Trading’s kind of challenge of the late and over-limit fee practices in the industry? I guess that is the first.

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

Steven, the announcements that we have made about some forthcoming changes to our fees following the statements from the OFT would affect the valuation of the IO strip, because those fees would go into the trust. So we have taken that into account in our IO strip. But obviously, we can’t do anything more to the IO strip because we have written it down to zero.

So that is where it would be taken into account. It would not affect the provision per se — the allowance builds in the UK, which is really just looking at the potential for losses. That is just a future lost income opportunity. But that is not something that would show up as an upfront charge, other than in the IO strip. And on TSIS, is there a question?

Mike Rowen - Capital One Financial Corp. - VP, IR

You had another question, Stephen?

Operator

Eric Wasserstrom, UBS.

Eric Wasserstrom - UBS - Analyst

Just at the risk of beating this margin issue absolutely to death, other than the seasonal issues, are there any of the factors that you mentioned that affected margin in the second quarter that you see abating over, let’s say, the next few periods?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Some of the seasonality, Eric, we would expect to turn around, especially coming from the suppression, as well as the pattern of fees. We are quite formulaic in the way we approach that suppression calculation, as we are in our allowance. It tends to exaggerate some of the quarter-to-quarter moves. But again, the overarching impact is coming from the better credit.

So we will allow you to estimate what you think is going to happen to credit going forward, and that will help you estimate what might happen to fees going forward. Certainly, were we to stay at even current levels, that would be a pretty good thing for us.

Eric Wasserstrom - UBS - Analyst

Sure, no, certainly. And if I could just get some clarity on the commentary, Rich, that you made about the second potential wave of federal aid coming into the hurricane-affected region, is there anything about that that would cause you to think that the pattern of how that flows through your bank would be different this time around?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

Eric, I don’t have any reason to know that it would be different.

Operator

Stephen Schulz, KBW.

Stephen Schulz - Keefe, Bruyette & Woods - Analyst

I must have gotten kicked out of the queue there. On the TSIS conversion, can you just give us a sense for the timing -- the expected timing of the conversion and some sense for the amount of expenses that are going to be associated with that specifically? Because I know, for instance, your competitors over at JPMorgan have seen a pretty solid improvement in efficiency after they converted to the TSIS platform last fall.

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

Stephen, the timing is in the second half of the year. We have not been specific about it. In fact, the timing is a phased series of conversions of different parts of the system. In fact, the phased timing goes all the way into next year, although the bulk of it is in the second half of this year. We have not publicly disclosed the amount of the expenses. We are investing heavily in this conversion.

And one thing that we are doing is we have — it is very hard for a company to sort of — and it gets almost progressively harder every year to redo your basic operating infrastructure in a business like the credit card business, because, one, and particularly in a company like Capital One, with all the customized test cells, and there is a lot of complexity to the infrastructure, here’s a choice we chose not to do, which is to try to code what it is that we do.

What we did as part of this process, actually, is to systematically go through and do process redesign to create a much more streamlined and efficient way to do business. And it was helpful, actually, to have the discipline of having to tie out to a TSIS that wasn’t at all involved in coding of the way that we do business.

So this has been a very significant undertaking for us. And it has involved a considerable amount of expense. We have been working really for two years on this. And it is culminating in the second half of the year. Of course, a lot of the cost was redeploying folks that — we put a lot of our technology investment into this as opposed to other things that we didn’t think were as important.

So it is a very important event for us. I don’t think that we can precisely predict what the impact of costs on the other side of this is. I feel very strongly that the impact on the ability to be quicker to the market, to have a better customer experience, have the ability to really innovate and do those things that are what our Company is all about — what we are really doing is getting an operating system that is as high-powered as the talent and the methodologies of IBS that we have developed over the years. And I really believe that it can become a competitive advantage for Capital One.

Operator

Ken Posner, Morgan Stanley.

Ken Posner - Morgan Stanley - Analyst

Richard, I wanted to ask you if there was any update in your thinking about the role or the strategy for the mortgage business that you will have with North Fork and GreenPoint and Capital One’s home equity business going forward?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

The first thing I want to say is that it — we really look forward to get to know GreenPoint much more when it is part of our Company. As you know, we have a home equity business. We have a variety of mortgage businesses with Hibernia’s mortgage business done through branches. We have our home equity business, our rapidly growing direct home equity business that was the acquisition of eSmartLoan.com. And of course, now the big one will be GreenPoint Mortgage.

And what we have seen so far with GreenPoint, I think we have been really impressed at what a top-tier franchise they are with a great management team. These are industry veterans who have been working together for a long period of time. And they have a great reputation with mortgage brokers, with the buyers of whole loans. And so we like what we see. And we believe that mortgage and home equity can be valuable parts of a diversified array of businesses.

So here’s some key parts of how we think about the strategy. One is, we want to meet the customers where they are. So Capital One has evolved so much away from the original model of everything direct to now meeting customers where they are. So we are going to invest significantly in broker channels, direct channels, in branch origination and so on.

We really like to make sure that as we scale up channels that they can scale up and scale down because of the volatility of the business. And as we build the broker and direct channels, both of those particularly well suited to scalability in both directions, which I think is a very important part of this business.

As we look at the mortgage business, obviously we’re very struck both by the generally thin margins in the business and the volatility of this business. This is one tough business. We certainly will do our normal approach here, which is to focus on products with attractive risk-adjusted returns.

And clearly, the conforming products are the most challenge with respect to that, focusing on more differentiated segments particularly like [all-pay and seconds], where there is more distinctive skills required. Certainly, I think that plays to our power alley, and that is where these companies are focused, which is probably why we did these acquisitions.

Another key thing that we are going to do, and we are not going to just try to take conventional wisdom on this, is with respect to the holding of interest rate risk — I know many financial institutions who are more challenged with respect to asset origination hold an awful lot or all of the mortgages that they generate.

We are blessed by — our heritage as a company is we are an asset origination company. And we have a heritage also of being very, very conservative with respect to interest rate risk management. So we will not hold interest rate risk if it can be efficiently transferred through whole loan sales, securitization, sale of servicing rights.

What we are going to do is look at on a risk-adjusted return, where do we see the opportunities in the business. As you know, we are looking to dial down some of our holdings on our portfolio of mortgages.

I think, though, the great opportunity, if I pull way up on this, is to bring these businesses into the context of a company that has built national-scale businesses for years. And I think we see some low-hanging fruit opportunities. And we look forward to continue to update you on that.

Operator

Mike Vinciquerra, Raymond James.

Mike Vinciquerra - Raymond James - Analyst

I was just wondering if you could touch base in general on the competitive environment in the deposit market these days? I know you guys offer a 5% money-market rate and there’s a lot of other firms in the 5 to 5.25 range. I’m just curious — do you expect your cost of funds on the deposits to start rising more rapidly, given the competitive environment? Or are you in a position such that it’s not going to have too much of an impact on you?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

Let me just talk a little bit about generally the competitive market, and maybe Gary, you can comment overall about — just add to this.

We see the very same thing that all banks are talking about in the sense of the — because of the rising rates out there, there is a very tangible shift toward rate-sensitive deposits. And we see this in every market. You see customers, existing customers, changing out. And we also see in our de novo originations, there is a different mix than we had last year, obviously more weighted toward the interest-sensitive products. And that’s a natural thing. We don’t see anything different, really, than just the market’s effects overall.

We see more — there is more competition on pricing in Texas than there is in Louisiana. That existed before we went in there, and that’s a natural, basically, for the — the growth markets are probably going to see that.

Our strategy has been very much not to be sort of — we are sort of middle of the pack-ish in terms of our pricing strategy in these markets. When we go into places like Texas, we are not primarily leading with price as a way to win. We are trying to create a differentiated offering, a very convenience-oriented offering. But we are not going to be uncompetitive in pricing.

So that is kind of a general observation. I think we continue to see also, though, good strong volumes with respect to our de novos. And when we see the mix change out there, it doesn’t really alter our long-term view about de novos, because de novos are about building things through many cycles. And the timing of the cycle has virtually nothing to do with, I think, our choice as to whether to build a de novo.

Gary, could you comment on what you think the overall effect on funding costs will be?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Sure, Rich, be glad to do that. Mike, I think if you take a look at a couple of things, take a look at the statistics put out with our press release, as an example, if you take a look at the Banking segment, you will see that average loan yields went up about 25 basis points in the quarter. If you take a look at the overall cost of interest-bearing deposits, you will see they went up 17 basis points in the quarter.

I think that kind of demonstrates the continued discipline that we are exercising in our banking business. And so, obviously, as rates go up across the spectrum, we are going to make our choices based on the assets that we believe that we can comfortably generate according to our standards.

And beyond the Banking segment, because, obviously, our Banking segment has many more deposits than it has loans, if you take a look at the nature of our assets, the variable-rate nature of so many of those assets and the opportunities that we have to substitute deposits for relatively higher-cost funding alternatives that we have again some of our assets, I think we have, going back to what Rich said about the opportunity to deploy money raised in the form of deposits into a variety of assets, I think what you can expect from us is continued discipline in pricing and taking advantage of the opportunities that we have by being able to generate assets.

Operator

Jed Gore, Sunova Capital.

Jed Gore - Sunova Capital - Analyst

Good quarter. Core trends were a little better than what we were looking for. I’m trying to square your answer to Barry Cohen’s question with what you said in the first-quarter conference call, Gary, on April 20, where you said that in ‘06 you expected lower revenue margins offset by reductions in provision expense and OpEx as a percentage of assets for the year. And I just want to be clear that it appears you have upped your budgeting for this year in terms of reinvesting in systems and marketing. Is that a fair statement?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Actually, Jed, we have not made that change. The reason we are calling out the increase in operating expenses over the second half of the year — a little bit unusual, but it is the kind of investment, it’s significantly large. And so our belief was it made most sense to be able to make sure you don’t miss what was already in our estimates, which was very much the move in terms of higher OpEx in the second half. But that was already included.

Just to kind of give you a sense, when at the beginning of the year, I identified that the lower revenue margins would be offset by lower operating expenses as a percentage of total managed assets, in 2005, the operating expense as a percent of average assets was 4.11%. And year to date, we are at about 3.8%.

So I think the trend of greater efficiency as measured by operating expenses compared to average assets, is actually happening. But I just wanted to make sure that as you all do your modeling, and you tend to take the first half of the year and you go line by line and kind of double it, we just wanted to go out of our way to make sure that you didn’t do that. We will call it out as we go along, but we wanted to make sure that was anticipated.

But the overall move that I described earlier, which is lower revenue margins coming from lower-loss, higher-quality businesses, will be offset by and large by improvements in operating expenses, certainly by improvements in credit costs, as well as marketing efficiencies.

Jed Gore - Sunova Capital - Analyst

I look forward to seeing it. Thank you.

Operator

David Chamberlain, PIMCO.

David Chamberlain - PIMCO - Analyst

When I look at the other income line in the segment, there was a pretty big swing from positive to negative score, about 100 million. Can you just kind of detail what is in those lines that caused the delta there?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

A couple of the biggest items — if you recall, in the first quarter we sold some previously charged-off debt that we had purchased, which showed up as a gain in the first quarter. That would have shown up in the non-interest income where we had, as you’re looking at your summary, in the first quarter, a positive $58 million.

The IO strip writedown in the UK in the second quarter shows up in non-interest income in the other category because it is in our securitization. And in order to reconcile our managed and reported, you see that in other when the strip writedown is taken, although you will see that sort of bleed into the segment over time.

So it is really just a matter of keeping in mind the big swing factors in other. And certainly in the last couple of quarters, it would have been the combination of the gain we took in the first quarter on the charged-off debt and the IO strip writedown in the second quarter.

David Chamberlain - PIMCO - Analyst

Was there anything in particular, again, in the net interest income line -- why that was this negative 30 versus the negative 18 in the first quarter?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

It is not a big enough swing to identify anything in particular, just the standard management of our portfolio.

Operator

Scott Valentin, FBR.

Scott Valentin - Friedman, Billings, Ramsey - Analyst

Is there any way you can drill down maybe on the deposits a little bit? They were flat linked-quarter, but I assume there was probably some insurance proceeds with deposits that ran off. You had some probably organic growth. Is there any way to kind of determine maybe how much the organic growth was?

Richard Fairbank - Capital One Financial Corp. - Chairman and CEO

No, just as a general trend, the organic — basically, what happened, it was down in the hurricane-affected areas and pretty much up everywhere else, as a general principle. And it was up the most in our Texas markets, the Texas markets where we have built de novos. It was up very modestly in the Louisiana non-hurricane-affected areas and down in the hurricane areas.

Operator

Bruce Harting, Lehman Brothers.

Bruce Harting - Lehman Brothers - Analyst

Gary, on the purchase accounting changes and the $0.40 rather than $0.20, I am not exactly clear on if this is simply the result of continued rising rates. And is there anything as you’ve — it looks like from the text, it says the Company has opened seven branches and integration progressed smoothly during the quarter — continue to expect integration costs and synergies to be greater than original estimates on Hibernia.

Are there things that you’re learning from that that, in combination with these purchase accounting adjustments, and if I’m not mistaken, some of them will include marking to market loans such that on a go-forward basis in ‘06, you would take a purchase accounting charge for perhaps loans that might be on a mark-to-market basis underwater such that the yield would, on a go-forward basis, be at par in ‘07?

So I am kind of confused here as to all the moving parts. But what I am getting at is a question, which is are there things you can do and have done already in the second quarter and in the second half to decrease the amount of dilution that you will see from the North Fork deal in ‘07?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

Bruce, there are two big drivers of the impact in ‘06 from the closing of the North Fork acquisition. One, as you describe, is the effect of interest rate movements. And definitely, as interest rates move up, again, depending on how much, you will see an impact in terms of the accounting.

Again, as rates go up, the non-interest-bearing deposits of North Fork become more valuable. That is recognized in CDI. And we have more to amortize. So when rates move, we will see those things happen. If rates move up a whole bunch between now and close, we might well have a mark-to-market gain on our derivative that would swamp that effect.

So it is a combination of both the move in market rates, as well as the earlier timing that will drive the effect in the fourth quarter. And because those are non-economic effects, there are no accounting moves that can be made in advance or in arrears to try and deal with it — and again, they are purely accounting and non-economic.

So the best thing we can do is try to make sure that when they happen, we are very explicit about them. To the extent we can anticipate them, we will let you know. But obviously, we are not prescient as to the exact timing of the close of the deal. Our experience suggests that sometimes there are surprises. And we certainly don’t have a crystal ball about where rates are going to be.

And let me just remind you again — you took my high-level estimate of 20 and my comment that it could easily more than double and say, well, now it is 40. If I knew what the number was, I would have told you. I’m trying to give you a dimensionality to it to reflect the uncertainty that is involved in these numbers.

I can tell you, Bruce, that with respect to marking the loans to market, the effect probably wouldn’t be more than a couple of pennies at most. That’s why I didn’t mention it as one of the major factors, although it is just one of a myriad of things that will happen with purchase accounting.

But we will make sure that you see every impact of that purchase accounting. And to the extent that we can anticipate it, we will try and help you do so. But at the end of the day, we believe that when you are looking back at those purchase accounting adjustments, you yourselves will be able to understand that they were non-economic and don’t take away from what we consider to be all of the attractive nature of the transaction.

Bruce Harting - Lehman Brothers - Analyst

Gary, just to be clear, the 740 to 780 guidance is Capital One stand-alone. And then the 20 or whatever number adjustment would be net out of that? Or—?

Gary Perlin - Capital One Financial Corp. - EVP and CFO

The 740 to 780, Bruce, is inclusive of our current expectations of the impact of the cost of the accounting impact of closing North Fork early in the fourth quarter. So that 740 to 780 is inclusive of those accounting impacts. And all we have done is try to identify that those items can be extremely volatile. And so while it is our best estimate as of today, we just wanted to call out that funny things could happen if the market happens to sneeze on the day we close — you will see the impact on the purchase accounting. So we just wanted to make sure that you were aware of all of that.

Mike Rowen - Capital One Financial Corp. - VP, IR

Thank you for joining us on this conference call today, and thank you for your interest in Capital One. The Investor Relations staff will be here this evening to answer any questions you may have. Have a good evening.